Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The computation of the ratio of earnings to fixed charges for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 are as follows:

	Years Ended December 31,
(Millions)	2008	2007	2006	2005	2004
Pretax income from continuing operations	$2,174.2	$2,796.4	$2,586.6	$2,453.3	$1,760.0
Add back fixed charges	297.9	234.3	199.5	177.5	165.5
Income as adjusted	$2,472.1	$3,030.7	$2,786.1	$2,630.8	$1,925.5

Fixed charges:
Interest on indebtedness	$236.4	$180.6	$148.3	$122.8	$104.7
Portion of rents representative of interest factor	61.5	53.7	51.2	54.7	60.8
Total fixed charges	$297.9	$234.3	$199.5	$177.5	$165.5

Ratio of earnings to fixed charges	8.30	12.94	13.97	14.82	11.63